HEALTH SYSTEMS SOLUTIONS, INC.
42 W. 39th Street, 6th Floor
New York, New York 10018

January 12, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division of Corporation Finance
Attention:  Special Counsel David L. Orlic

RE:	Health Systems Solutions, Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed on December 4, 2008
File No. 000-27197

Dear Mr. Orlic:

On behalf of the Company, transmitted herewith is a revised Preliminary Information Statement on Schedule 14C, filed on the date hereof (File No. 000-27197).  Also transmitted herewith is a redlined version of the revised Preliminary Information Statement, marked to show changes from the version filed on December 4, 2008. The Company acknowledges receipt of the comment letter of the Securities and Exchange Commission dated December 12, 2008 (the “Commission Letter”) with regard to the Preliminary Information Statement filed on December 4, 2008.  The Company has reviewed the Commission Letter and the following are its responses:

Number and Classes of Directors, page 10

1.
We note that your proposed Delaware by-laws establish the maximum number of directors at 11, whereas your current Nevada by-laws establish the maximum number at 9.  We also note that your proposed Delaware by-laws authorize holders of a majority of your voting power to call a special meeting of stockholders, whereas your by-laws authorize calling of a special meeting by holders of 10% or more of your voting power.  These changes do not appear to be necessitated by the change from Nevada law to Delaware law, but rather appear to be discretionary changes approved by your Board and majority shareholder.  Please revise your information statement to clearly present the changes in your by-laws concerning the maximum number of directors and authorization to call a special meeting as individual proposals separate from your reincorporation proposal, and explain your reasons for approving these proposals.  Also, in your discussion of the by-law change affecting the maximum number of directors, please discuss any anti-takeover effects of such proposal.  See SEC Release No. 34-15230 (October 13, 1978).

Change Concerning Maximum Number of Directors

The Company has revised the disclosure in a number of places in order to highlight the change in the maximum number of directors that may constitute the Company’s entire board of directors from nine to eleven (pgs. 5, 8 and 11).  The Company has also provided a detailed explanation of its reasons for and the potential anti-takeover effects of such change (pgs. 10-11).

Change Concerning Stockholder Ability to Call Special Meeting

After additional consideration, the Company revised its proposed Delaware by-laws to authorize the calling of a special meeting by holders of 10% or more of all votes entitled to be cast on any issue proposed to be considered at such special meeting.  As a result, there is no longer a difference between the Company’s current Nevada by-laws and the Company’s proposed Delaware by-laws with respect to stockholders’ power to call a special meeting.  The Company has revised the disclosure (page 12) and the proposed Delaware by-laws (Exhibit F) to reflect this change.

As requested in the Commission Letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that the Company has also made various other changes and conformed certain language in the revised Preliminary Information Statement and the exhibits thereto.

We believe that the revised Preliminary Information Statement fully complies with all of the Staff’s comments.  After the Staff has reviewed the revised Preliminary Information Statement, we would appreciate the Staff’s advice as to whether there are any additional comments. Please direct any questions or comments concerning the revised Preliminary Information Statement or this response to Mark Lakin at (212) 451-2249 or mlakin@olshanlaw.com.

Very truly yours,

HEALTH SYSTEMS SOLUTIONS, INC.

/s/ Robert S. Herbst
Name:	Robert S. Herbst
Title:	Senior Vice President & General Counsel

cc:	Steve Wolosky, Esq., Olshan Grundman Frome Rosenzweig & Wolosky LLP
Mark Lakin, Esq., Olshan Grundman Frome Rosenzweig & Wolosky LLP